Delisting Determination,The Nasdaq Stock Market, LLC,
May 19, 2016, Fairway Group Holdings Corp.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Fairway Group Holdings Corp. (the Company), effective at the opening of the trading session on June 1, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs
determination on May 5, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 16, 2016.